

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Somerset Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Somerset Securities, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Somerset Securities, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Somerset Securities, Inc.'s management. Our responsibility is to express an opinion on Somerset Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Somerset Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Somerset Securities, Inc.'s auditor since 2017.

Maitland, Florida

February 26, 2020


SOMERSET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019



A S S E T S


Cash	$ 12,903
Commissions receivable	233,915
Due from related party	22,195
Prepaid expenses	16,942
TOTAL ASSETS	$ 285,955


LIABILITIES AND STOCKHOLDER'S EQUITY


Liabilities:	
Commissions payable and accrued expenses	$ 115,582
TOTAL LIABILITIES	115,582
Stockholder's Equity	
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	156,301
Retained earnings	13,072
TOTAL STOCKHOLDER'S EQUITY	170,373
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 285,955


The accompanying notes are an integral part of these financial statements.


NOTE 1.   ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Somerset Securities, Inc. (the "Company") was incorporated under the laws of the Commonwealth of Massachusetts on November 1, 1996. The Company primarily sells financial products, mostly mutual funds, variable annuities, business development corporation interests, private placements and variable life insurance. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company receives commissions and trail fees from the sales of financial products.

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. There are no deferred tax assets or liabilities at December 31, 2019.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue and Cost Recognition

Income from variable life insurance and annuity products are recorded on policy date. Income from mutual funds, private placements and REITs are recorded on the application date. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2019.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2019, the Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are held for sale in the ordinary course of business.

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bear no material effect on the financial statements as presented.

Commissions Receivable

No allowance for doubtful accounts has been recorded as management's evaluation deemed all commissions receivables as collectible at December 31, 2019.

NOTE 3.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2019 or during the year then ended.

SOMERSET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 4.   GUARANTEES

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

NOTE 5.   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At December 31, 2019, the Company had net capital of 10,069 and $2,364 of excess net capital. At December 31, 2019, the Company's aggregate indebtedness to net capital ratio was 11.48 to 1.

NOTE 6.   COMMITMENTS AND CONTINGENCIES

At December 31, 2019, the Company does not have any outstanding commitments or contingencies.

NOTE 7.   ADVERTISING

The Company's policy is to expense the cost of advertising as it is incurred. Advertising for the year ended December 31, 2019 is $219,192.

NOTE 8.   SUBSEQUENT EVENTS

For the financial statements, the Company evaluated subsequent events through February 26, 2020, the date which the financial statements were issued.

NOTE 9.   FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

NOTE 10.   RELATED PARTY TRANSACTIONS

Under the terms of an expense sharing agreement; occupancy, overhead and administrative support expenses of the Company are paid by Somerset Wealth Strategies, LLC, a related party through common ownership, on behalf of the Company. For the year ended December 31, 2019, expenses related to the expense sharing agreement amounted to approximately $448,000, and are reported in various expenses in the Statement of Operations.